WashTec

RECEIVED
2004 JUL -1 A 9:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

WashTec AG • Argonstraße 7 • D-86153 Augsburg

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

04035117

Date, 23rd June 2004

Re: ***Washtec AG***
Exemption Number: 82-04888

Dear Sir or Madam,

In connection with Washtec AG exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), enclosed please find our press release of **June 23rd, 2004** concerning " **WashTec: shareholders agree to planned capital increase, results for the first five months confirm turnaround plan, positive cash flow".**

The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number 333-10000 which was declared effective by the SEC on *March 18, 1999.*

Sincerely,

WashTec AG

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

Christine Baisley

WashTec

PRESS RELEASE

WashTec AG :

- **Shareholders agree to planned capital increase**
- **Results for the first five months confirm turnaround plan**
- **Positive cash flow**

Augsburg, June 23, 2004 – At today's Annual General Meeting, a large majority of the shareholders of WashTec AG agreed to the proposed EUR 30 million capital increase from EUR 20 million to EUR 50 million. After the successful restructuring and the return to profitable results, this capital increase will help to strengthen the company's financial structure and its capitalisation. Once the details of the capital increase and its implementation have been determined, the subscription entitled shareholders will be offered 11.4 million non-par value shares with a 2:3 subscription ratio.

Thorsten Krüger, speaker of the Executive Board of WashTec AG, commented: "Only a materially improved capitalisation can give us the latitude we need for forward-looking entrepreneurial decisions following the successful restructuring." The inflow of capital will be used to substantially reduce the company's debt, enabling WashTec to use its future profits for investments in promising businesses and markets. Thorsten Krüger continued: "We are pleased to see such a great majority of shareholders endorse our proposal and feel obliged to live up to this commitment. Now that the company has been successfully restructured, we will increasingly look at sources of potential growth going forward."

The WashTec group's financials for the first five months of 2004 confirm the progress made in the restructuring programme launched in April 2003. Sales in the period

WashTec AG
Argonstraße 7
86153 Augsburg
Phone: +49-821-55 84-0
Fax +49-821-55 84-12 04

Board of Management:
Thorsten Krüger (Spokesman)
Jürgen Lauer

Chairman of the Supervisory Board:
Alexander von Engelhardt

HRB 81
Amtsgericht Augsburg

amounted to EUR 81.6 million which was as expected below 2003 . The lower sales are due to the streamlining of the product portfolio and the company's retreat from the train wash and process technology segments.

Profits were above expectations, with EBIT for the first five months improving from EUR -8.4 million in 2003 to EUR +1.8 million in 2004. Thorsten Krüger commented: "From today's point of view we are going to achieve the turnaround in 2004. Our clearly positive cash flow in the first five months has already enabled us to reduce our debt. We assume that this trend will continue and that the successful completion of the capital increase will result in a material improvement of our financial structure and our capitalisation."

The Board of Management